FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated September 24, 2018

Relating to Preliminary Prospectus dated September 17, 2018

Registration No. 333-226191

Ra Medical Systems, Inc.

This free writing prospectus relates to the initial public offering of common stock of Ra Medical Systems, Inc. and should be read together with the preliminary prospectus dated September 17, 2018 (the “Preliminary Prospectus”) that was included in Amendment No. 2 to the Registration Statement on Form S-1 relating to this offering.

In response to comments received from the Staff of the Securities and Exchange Commission (the “SEC”), on September 24, 2018 Ra Medical filed Amendment No. 3 to the Registration Statement on Form S-1 (“Amendment No. 3”). A copy of the most recent preliminary prospectus included in Amendment No.  3 can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1716621/000119312518281010/d562972ds1a.htm.

References to “Ra Medical,” “Ra Medical Systems,” “our company,” “the company,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information is set forth in Amendment No. 3 and supplements and updates the information contained in the Preliminary Prospectus.

Update to section of the Preliminary Prospectus captioned “Prospectus Summary”

The following disclosure replaces the discussion in the first full paragraph on page 1 of the Preliminary Prospectus under the caption “Prospectus Summary—Overview.”

We are a commercial-stage medical device company leveraging our advanced excimer laser-based platform for use in the treatment of vascular and dermatological diseases. We believe our products enhance patients’ quality of life by restoring blood-flow in arteries and clearing chronic skin conditions. In June 2018, we completed our 12 month commercial launch period, which included training, production, and staffing for the marketing of the DABRA laser system and disposable catheter, together referred to as DABRA, in the United States. Following the temporary placement period for DABRA and once our customers decide to continue using DABRA in their facilities, we typically enter into DABRA laser commercial usage agreements or DABRA laser placement acknowledgments with each customer, which we refer to collectively as Usage Agreements. As of June 30, 2018, we had a U.S. installed base of 31 DABRA laser systems, eight of which have signed Usage Agreements with us, and the remainder of which are temporarily placed for use in demonstrations, trials, or training. DABRA is cleared by the U.S. Food and Drug Administration, or FDA, as a device for crossing chronic total occlusions, or CTOs, in patients with symptomatic infrainguinal lower extremity vascular disease and with an intended use for ablating a channel in occlusive peripheral vascular disease. DABRA is used as a tool in the treatment of peripheral artery disease, or PAD, a form of peripheral vascular disease, which commonly occurs in the legs. These procedures are typically referred to in the medical community as atherectomy procedures, which the medical community commonly defines as any removal by surgery or specialized catheterization of an atheroma, or blockage, in an artery. Even though the medical community refers to it as atherectomy, DABRA is not cleared for atherectomy. Nevertheless, third party health payers can reimburse a procedure performed by a device which is not cleared or approved for a specific indication or procedure, if the physician determines the device and procedure are medically appropriate for a particular patient. Payers and the medical community can take a broader view than FDA in recognizing the scope of appropriate device use. We currently intend to pursue expanded indications for use for DABRA to include an atherectomy indication for use, which FDA currently defines to include a prespecified improvement in luminal patency, or a prespecified increase in the openness of the artery at a pre-defined time point, and an indication for use for the treatment of in-stent restenosis. To satisfy FDA’s data requirements to support an atherectomy indication, we believe that we will need to perform a new clinical study or collect real-world data that demonstrates an acceptable level of openness of the artery at a pre-defined time point, such as six months following a DABRA procedure, using a consistent assessment tool, e.g., an ultrasound. We believe this will allow FDA to evaluate the clinical success of a DABRA atherectomy procedure. At this time, our strategy to collect the data necessary to expand our indications is not yet certain based on numerous factors, including potential feedback from FDA. If we need to conduct a new clinical study, we may need to obtain FDA approval for an Investigational Device Exemption, or IDE, prior to initiating the study. However, we believe that while these activities will take time to complete, the incremental cost of obtaining an atherectomy indication will not be material. In addition, we intend to pursue additional uses for DABRA, including seeking regulatory clearance for the use of DABRA as a tool for the treatment of vascular blockages associated with coronary artery disease, or CAD, in-stent restenosis, and other venous and arterial occlusions, or blockages in the veins or arteries. However, there can be no assurance that DABRA will receive the necessary clearances for these additional indications. The DABRA laser system is based on the same core technology and utilizes a similar excimer laser as Pharos, a medical device that we have marketed as a tool for the treatment of proliferative skin conditions since October 2004. Pharos is designed for use in the treatment of inflammatory skin conditions and is FDA cleared as a tool used in the treatment of psoriasis, vitiligo, atopic dermatitis, and leukoderma. Because DABRA and Pharos are both based on our core excimer laser technology platform and deploy similar mechanisms of action, we benefit from economies of scale in product development, manufacturing, quality assurance and distribution.

Update to section of the Preliminary Prospectus captioned “Risk Factors”

The following disclosure replaces the discussion in the risk factor on page 21 of the Preliminary Prospectus under the caption “Risk Factors—We may be subject to enforcement action or competitor lawsuits if we engage in the off-label promotion of our products.”

We may be subject to enforcement actions, competitor lawsuits, or other claims if we engage in the off-label promotion of our products.

Our promotional materials and training methods must comply with FDA regulations and other applicable laws, including restraints and prohibitions on the promotion of off-label, or uncleared use, of our products. Physicians may use our products for off-label use without regard to these prohibitions, as FDA regulations do not restrict or regulate a physician’s choice of treatment within the practice of medicine. Although our policy is to follow published FDA guidance in order to avoid promoting our products improperly, the FDA or other regulatory agencies or third-parties could disagree and conclude that we have engaged in off-label promotion. For example, our DABRA Laser System has been cleared by the FDA for crossing chronic total occlusions in patients with symptomatic infrainguinal lower extremity vascular disease and has an intended use for ablating a channel in occlusive peripheral vascular disease. We have not received FDA clearance or approval to market DABRA for an atherectomy indication. While our pivotal clinical study of the DABRA Laser System would not be sufficient to expand our FDA-cleared indication for use to an atherectomy indication for use, which the FDA currently defines to include a prespecified improvement in luminal patency, or prespecified increase in the openness of the artery at a pre-defined time point, such as six months following a DABRA procedure, using a consistent assessment tool, we believe that we can promote the device using the truthful and not misleading information from this study that is not inconsistent with our cleared indication.

We recently received correspondence from a competitor claiming our promotion for DABRA as an atherectomy tool used by surgeons to treat peripheral vascular disease is off-label promotion for the product. We disagree with our competitors’ claims and believe FDA’s regulations and judicial case law allow companies to engage in certain forms of truthful, non-misleading and non-promotional speech concerning the off-label use of products, and we believe that we comply with these restrictions. We operate in an industry characterized by extensive litigation. However, the scope of potential liability with respect to any such claims, enforcement actions, or lawsuits is uncertain, and we cannot assure you that we will not receive claims from competitors or other third parties or be subject to enforcement actions in the future from regulatory agencies. For example, the FDA, FTC, the Office of the Inspector General of the Department of Health and Human Services (“HHS”), the DOJ and various state Attorneys General actively enforce laws and regulations that prohibit the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may be subject to significant liability, including civil fines, criminal fines and penalties, civil damages, exclusion from federal funded healthcare programs and potential liability under the federal False Claims Act and any applicable state false claims act. In addition, if the FDA determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials, which could negatively impact our marketing and decrease demand for our products. Conduct giving rise to such liability could also form the basis for private civil litigation by third-party payers, competitors, or other persons claiming to be harmed by such conduct. Notwithstanding the regulatory restrictions on off-label promotion, the FDA’s regulations, guidance and judicial case law allow companies to engage in certain forms of truthful, non-misleading and non-promotional speech concerning the off-label use of products, for example FDA’s June 2018 guidance document, “Medical Product Communications That Are Consistent With the FDA-Required Labeling — Questions and Answers.” Nonetheless, the FDA, HHS, DOJ, and/or state Attorneys General, competitors, and other third parties may take the position that we are not in compliance with such requirements, and if such non-compliance is proven, it could harm our reputation, financial condition or divert financial and management resources from our core business, and would have a material adverse effect on our business, financial condition and results of operations. Moreover, any threatened or actual government enforcement actions or lawsuits by third parties could also generate adverse publicity, which could decrease demand for our products and require that we devote substantial resources that could be used productively on other aspects of our business.

Update to section of the Preliminary Prospectus captioned “Management’s discussion and analysis of financial condition and results of operations”

The following disclosure replaces the discussion in the first full paragraph on page 74 of the Preliminary Prospectus under the caption “Management’s discussion and analysis of financial condition and results of operations—Overview.”

We are a commercial-stage medical device company leveraging our advanced excimer laser-based platform for use in the treatment of vascular and dermatological diseases. We believe our products enhance patients’ quality of life by restoring blood-flow in arteries and clearing chronic skin conditions. In June 2018, we completed our 12 month commercial launch period, which included training, production, and staffing for the marketing of the DABRA laser system and disposable catheter, together referred to as DABRA, in the United States. Following the temporary placement period for DABRA and once our customers decide to continue using DABRA in their facilities, we typically enter into DABRA laser commercial usage agreements or DABRA laser placement acknowledgements with each customer, which we refer to collectively as Usage Agreements. As of June 30, 2018, we had a U.S. installed base of 31 DABRA laser systems, eight of which have signed Usage Agreements with us, and the remainder of which are temporarily placed for use in demonstrations, trials, or training. DABRA is cleared by the U.S. Food and Drug Administration, or FDA, as a device for crossing chronic total occlusions, or CTOs, in patients with symptomatic infrainguinal lower extremity vascular disease and with an intended use for ablating a channel in occlusive peripheral vascular disease. DABRA is used as a tool in the treatment of peripheral artery disease, or PAD, a form of peripheral vascular disease, which commonly occurs in the legs. These procedures are typically referred to in the medical community as atherectomy procedures, which the medical community commonly defines as any removal by surgery or specialized catheterization of an atheroma, or blockage, in an artery. Even though the medical community refers to it as atherectomy, DABRA is not cleared for atherectomy. Nevertheless, third party health payers can reimburse a procedure performed by a device which is not cleared or approved for a specific indication or procedure, if the physician determines the device and procedure are medically appropriate for a particular patient. Payers and the medical community can take a broader view than FDA in recognizing the scope of appropriate device use. We currently intend to pursue expanded indications for use for DABRA to include an atherectomy indication for use, which FDA currently defines to include a prespecified improvement in luminal patency, or a prespecified increase in the openness of the artery at a pre-defined time point, and an indication for use for the treatment of in-stent restenosis. To satisfy FDA’s data requirements to support an atherectomy indication, we believe that we will need to perform a new clinical study or collect real-world data that demonstrates an acceptable level of openness of the artery at a pre-defined time point, such as six months following a DABRA procedure, using a consistent assessment tool, e.g., an ultrasound. We believe this will allow FDA to evaluate the clinical success of a DABRA atherectomy procedure. At this time, our strategy to collect the data necessary to expand our indications is not yet certain based on numerous factors, including potential feedback from FDA. If we need to conduct a new clinical study, we may need to obtain FDA approval for an Investigational Device Exemption, or IDE, prior to initiating the study. However, we believe that while these activities will take time to complete, the incremental cost of obtaining an atherectomy indication will not be material. In addition, we intend to pursue additional uses for DABRA, including seeking regulatory clearance for the use of DABRA as a tool for the treatment of vascular blockages associated with coronary artery disease, or CAD, in-stent restenosis, and other venous and arterial occlusions, or blockages in the veins or arteries. However, there can be no assurance that DABRA will receive the necessary clearances for these additional indications. The DABRA laser system is based on the same core technology and utilizes a similar excimer laser as Pharos, a medical device that we have marketed as a tool for the treatment of proliferative skin conditions since October 2004. Pharos is designed for use in the treatment of inflammatory skin conditions and is FDA cleared as a tool used in the treatment of psoriasis, vitiligo, atopic dermatitis, and leukoderma. Because DABRA and Pharos are both based on our core excimer laser technology platform and deploy similar mechanisms of action, we benefit from economies of scale in product development, manufacturing, quality assurance and distribution.

Update to section of the Preliminary Prospectus captioned “Business—Overview”

The following disclosure replaces the discussion in the first full paragraph on page 93 of the Preliminary Prospectus under the caption “Business—Overview.”

We are a commercial-stage medical device company leveraging our advanced excimer laser-based platform for use in the treatment of vascular and dermatological diseases. We believe our products enhance patients’ quality of life by restoring blood-flow in arteries and clearing chronic skin conditions. In June 2018, we completed our 12 month commercial launch period, which included training, production, and staffing for the marketing of the DABRA laser system and disposable catheter, together referred to as DABRA, in the United States. Following the temporary placement period for DABRA and once our customers decide to continue using DABRA in their facilities, we typically enter into DABRA laser commercial usage agreements or DABRA laser placement acknowledgements with each customer, which we refer to collectively as Usage Agreements. The terms of the Usage Agreements vary by customer, but each Usage Agreement provides for the specific terms of continued use of DABRA, including periodic maintenance fees. As of June 30, 2018, we had a U.S. installed base of 31 DABRA laser systems, eight of which have signed Usage Agreements with us, and the remainder of which are temporarily placed for use in demonstrations, trials, or training. DABRA is cleared by the U.S. Food and Drug Administration, or FDA, as a device for crossing chronic total occlusions, or CTOs, in patients with symptomatic infrainguinal lower extremity vascular disease and with an intended use for ablating a channel in occlusive peripheral vascular disease. DABRA is used as a tool in the treatment of peripheral artery disease, or PAD, a form of peripheral vascular disease, which commonly occurs in the legs. These procedures are typically referred to in the medical community as atherectomy procedures, which the medical community commonly defines as any removal by surgery or specialized catheterization of an atheroma, or blockage, in an artery. Even though the medical community refers to it as atherectomy, DABRA is not cleared for atherectomy. Nevertheless, third party health payers can reimburse a procedure performed by a device which is not cleared or approved for a specific indication or procedure, if the physician determines the device and procedure are medically appropriate for a particular patient. Payers and the medical community can take a broader view than FDA in recognizing the scope of appropriate device use. We currently intend to pursue expanded indications for use for DABRA to include an atherectomy indication for use, which FDA currently defines to include a prespecified improvement in luminal patency, or a prespecified increase in the openness of the artery at a pre-defined time point, and an indication for use for the treatment of in-stent restenosis. To satisfy FDA’s data requirements to support an atherectomy indication, we believe that we will need to perform a new clinical study or collect real-world data that demonstrates an acceptable level of openness of the artery at a pre-defined time point, such as six months following a DABRA procedure, using a consistent assessment tool, e.g., an ultrasound. We believe this will allow FDA to evaluate the clinical success of a DABRA atherectomy procedure. At this time, our strategy to collect the data necessary to expand our indications is not yet certain based on numerous factors, including potential feedback from FDA. If we need to conduct a new clinical study, we may need to obtain FDA approval for an Investigational Device Exemption, or IDE, prior to initiating the study. However, we believe that while these activities will take time to complete, the incremental cost of obtaining an atherectomy indication will not be material. In addition, we intend to pursue additional uses for DABRA, including seeking regulatory clearance for the use of DABRA as a tool for the treatment of vascular blockages associated with coronary artery disease, or CAD, in-stent restenosis, and other venous and arterial occlusions, or blockages in the veins or arteries. However, there can be no assurance that DABRA will receive the necessary clearances for these additional indications. The DABRA laser system is based on the same core technology and utilizes a similar excimer laser as Pharos, a medical device that we have marketed as a tool for the treatment of proliferative skin conditions since October 2004. Pharos is designed for use in the treatment of inflammatory skin conditions and is FDA cleared as a tool used in the treatment of psoriasis, vitiligo, atopic dermatitis, and leukoderma. Because DABRA and Pharos are both based on our core excimer laser technology platform and deploy similar mechanisms of action, we benefit from economies of scale in product development, manufacturing, quality assurance and distribution.

Update to section of the Preliminary Prospectus captioned “Business—Our Strategy—Clinical Studies and Patient Data”

The following disclosure replaces the discussion in the third full paragraph on page 102 of the Preliminary Prospectus under the caption “Business—Our Strategy—Clinical Studies and Patient Data”.

Because of the lack of prespecification of the collection of the luminal patency data, including method of evaluation, the data would not be sufficient for an atherectomy indication for use. We intend to pursue an expanded indication for use for DABRA for atherectomy procedures to improve luminal patency. Based on feedback from FDA, we believe that will need to perform a new clinical study or collect real-world data that demonstrates an acceptable level of openness of the artery at a pre-defined time point, such as six months following a DABRA procedure, using a consistent assessment tool, e.g., an ultrasound. We believe this will allow FDA to evaluate the clinical success of a DABRA atherectomy procedure.

At this time, our strategy to collect the data necessary to expand our indications is not yet certain based on numerous factors, including potential feedback from the FDA. If we need to perform a new clinical study, we may need to obtain approval for an Investigational Device Exemption, or IDE, prior to initiating the study. Based on the first DABRA clinical study, these activities will take time to complete, but we do not expect that the costs associated with the activities will be material. However, there can be no assurance that DABRA will receive the necessary clearances for these additional indications.

Ra Medical has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Ra Medical has filed with the SEC for more complete information about Ra Medical and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from Piper Jaffray & Co., 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, Attention: Prospectus Department, by telephone at 800-747-3924 or by email at prospectus@pjc.com; or Cantor Fitzgerald & Co., Attention: Capital Markets, 499 Park Ave., 6th Floor, New York, NY 10022, or by email at prospectus@cantor.com.